

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2015

<u>Via E-mail</u>
Timothy Leybold
Chief Financial Officer
Till Capital Ltd.
Continental Building
25 Church Street
Hamilton, HM12, Bermuda

  Re: Till Capital Ltd.
    Registration Statement on Form 20-F
    Filed January 9, 2015
    File No. 000-55324

Dear Mr. Leybold:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please refer to prior comment 3. On page 18, you state that "following completion of the Arrangement, we are operating as a reinsurance company while controlling directly and indirectly substantially the same assets as AMB previously held." Also, as described on page F-18, you own a number of mining and mill properties that appear to be in the operating stage as they continue to incur exploration and other costs. Please explain to us your future plans for these mining businesses, their ongoing relevance to your reinsurance business and how you expect them to impact your financial condition and results of operations.

2. You state on page 8 in a risk factor that you will initially pursue an investment strategy that will focus up to 30% of your investment portfolio in the natural resources sector. However, according to disclosure on page F-14, your investments in the natural resource

sector currently exceed 30% of your investment portfolio. Please revise this risk factor disclosure, accordingly.

3. Please refer to prior comment 3. Your statement that "after the reorganization, our sole business is reinsurance" appears to be refuted by the significance of your natural resource and mining businesses and associated risks. Please provide disclosure that explains this apparent inconsistency.

Risk Factors
We have elected to use the extended transition period . . ., page 13

4. Please revise your disclosure to explicitly indicate that because you report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board, you will not be able to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards at this time.

History and Development of the Company, page 17
The Arrangement, page 17
Acquisition of Omega Insurance Holdings Inc., page 19

5. Please explain any affiliations that existed at the time each of the transactions described in these sections and enumerated on page F-8 under the "Reorganization Plan" occurred.

Business Overview
Underwriting, page 22

6. We note your response to prior comment 11. Please revise your disclosure to include the information you provided in your response.

Investment Strategy, page 31

7. We note on page 31 that between 70% and 90% of your investments may be allocated to highly liquid investments and between 10% and 30% of your investments may be allocated to long term opportunities. We also note on page 32 that up to 40% of the portfolio may involve strategic equity investments in publicly traded equities. Please expand your disclosure to explain whether your investments in strategic equity investments in publicly traded equities may be recognized as either highly liquid investments or long term opportunities. Additionally, please define the term strategic equity investments for purposes of your disclosure.

8. We note on page 32 that you discuss your investment policy as well as RRL's investment policy. Please expand your disclosure to clarify when you are discussing your investment

policy versus your subsidiary RRL's investment policy. Additionally, please revise the table on page 33 to identify RRL's investment portfolio.

Operating Review and Prospects, page 37

9. Please refer to prior comment 14. We acknowledge your new disclosure. However, it does not address the likelihood of a future recovery in the natural resources sector and resulting reversal of previously-recognized impairment losses. Please expand your disclosure to provide this information and the associated impact on your future operating results.

Financial Statements
Unaudited Pro Forma Consolidated Financial Information, page 82

10. Please refer to prior comment 16. We continue to have difficulty in understanding the basis for your pro forma financial presentation and its compliance with Article 11 of Regulation S-X. Please provide the following information.
   - How Till Capital's issuance of preferred shares in a planned private placement, which does not appear to be objectively measurable and may not occur, is factually supportable.
   - The absence of a "continuing impact" is not a sufficient basis for reversal of the impairments recorded in the historical financial statements of SPD and GPY. Remove these pro forma adjustments and revise your presentation accordingly. Refer to Rule 11-02(c)(4) of Regulation S-X.

Condensed Consolidated Interim Financial Statements of Till Capital Ltd. for the Four Months Ended June 30, 2014

11. Please update the financial statements to September 30, 2014, as it appears these financial statements are available on your website and have been filed in Canada. Refer to Item 8.A.5 of Form 20-F. Pro forma information on page 82 and Selected Financial Data should also be updated to September 30, 2014 or tell us why you believe updated information is not required in your Form 20-F.

Notes to Condensed Consolidated Interim Financial Statements
Reorganization Plan, page F-8

12. With regard to prior comment 17, disclose in this note why AMB was determined to be the accounting acquirer. In particular, disclose the relative voting interests in the combined entity after the business combination. Refer to paragraphs 59 – 63 and B13 – B18 of IFRS 3.

5. Investments, page F-14

13. Please refer to prior comment 20. As requested, please tell us why you did not further disaggregate these investment amounts. Also, describe any known uncertainties governing these investments and explain how the planned management of these assets is intended to affect your future liquidity and results of operations.

12. Income Taxes, page F-20

14. Prior comment 21 was directed at the line item "Expected income tax recovery at statutory rates." Please explain why there is no related amount in the column for June 30, 2014 (i.e. $762,236 multiplied by the statutory rate). Also, explain why your carryback of current period U.S. tax loss on the sale of Nevada Royalty Corp, amounting to $2,594,565, was not included in the caption, "Carryback losses to recover prior periods" for the four months ended June 30, 2014. In addition, explain the nature of the reconciling item, described as an unrecognized deferred tax asset (i.e. $1,354,000 for the four months ended June 30, 2014), and how it relates to corresponding balance sheet amounts.

Notes to Consolidated Financial Statements for Americas Bullion Royalty Corp
12. Debt and Derivative Liability, page F-47

15. As requested in prior comment 24, please tell us your consideration of also disclosing these amounts in Canadian dollars, since your financial statements are presented in Canadian dollars. Also, confirm to us that you have evaluated similar disclosure inconsistencies throughout the filing.

Other Comments

16. Please note that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when all of our comments are cleared.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director